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SEC
Mail Processing
Section
MAR 2 9 2018
Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66538

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Emerald Point Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue, Suite 1718
(No. and Street)

New York	New York	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis Quinn 212-342-7408
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BK Accountants CPAs PLLC
(Name – *if individual, state last, first, middle name*)

45-22 43rd Avenue	Sunnyside	NY	11104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dennis M. Quinn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Emerald Point Capital, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CLAUDIA V. CISTERNINO
Notary Public, State of New York
No. 01CI6315487
Qualified in New York County
Commission Expires Nov. 24, 2018

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EMERALD POINT CAPITAL, LLC

December 31, 2017

Table of Contents

BK Accountants CPAs, PLLC

45-22 43rd Avenue
Sunnyside, NY 11104
WWW.BKPARTNERSCPAS.COM
(718) 392 0240

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Emerald Point Capital, LLC.
New York, New York

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Emerald Point Capital, LLC as of December 31, 2017 and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements.) In our opinion, the financial statements present fairly, in all material respects, the financial position of Emerald Point Capital, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Emerald Point Capital, LLC's management. Our responsibility is to express an opinion on Emerald Point Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Emerald Point Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Emerald Point Capital, LLC's financial statements. The supplemental information is the responsibility of Emerald Point Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BK ACCOUNTANTS CPAS, PLLC

BK Accountants CPAs, PLLC has served as Emerald Point Capital, LLC's auditor since 2013.

Sunnyside, NY
March 28, 2018

EMERALD POINT CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Assets:	
Cash and cash equivalents	$ 169,460
Accounts receivable	1,125
Prepaid expenses	720
Investment in Limited Partnership	268,198
Total	$ 439,503

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 59,591
Commitments and contingencies	-
Member's equity	379,912
Total	$ 439,503

See Notes to Financial Statements.

EMERALD POINT CAPITAL, LLC

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2017

Revenues:	
Fees	$ 625,476
Net realized and unrealized loss on Investment in partnership	(16,258)
Total income	609,218
Operating expenses:	
Salaries and commissions	420,570
Professional fees	59,246
Rent	6,500
Telephone & internet expenses	14,414
Other	22,453
Total expense	523,183
Net Income	$ 86,035

See Notes to Financial Statements.

EMERALD POINT CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2017

Balance, January 1, 2017	$ 344,077
Net income	86,035
Contributions	20,000
Distributions	(70,200)
Balance, December 31, 2017	$ 379,912

See Notes to Financial Statements.

EMERALD POINT CAPITAL, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2017

Operating activities:	
Net income	$ 86,035
Adjustments to reconcile net income to net cash from operating activities:	
Distributions from Investment on Partnership	166,236
Decrease in equity in Investment on Partnership	37,518
Accounts payable and accrued expenses	(91,852)
Net cash provided by operating activities	197,937
Financing activities:	
Member's Contribution	20,000
Member's Distribution	(70,200)
Net cash used in financing activities	(50,200)
Increase in cash and cash equivalents	147,737
Cash and cash equivalents, beginning of year	21,723
Cash and cash equivalents, end of year	$ 169,460
Supplemental disclosure of cash flow data:	
Income taxes paid	$ -
Interest paid	$ -

See Notes to Financial Statements.

EMERALD POINT CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2017

Note 1 - Organization and business:

Emerald Point Capital, LLC (the "Company") was formed on February 17, 2004 as a limited liability company in the state of Delaware. The Company is a wholly-owned subsidiary of Emerald Point Capital Holdings, LLC (the "Parent"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company's activities for the foreseeable future will be to receive residual fees on previously placed private placement offerings requiring no new solicitation activity.

Note 2 – Summary of Significant accounting policies:

The following is a summary of significant accounting policies followed by the Company in the preparation of its financial statements.

Basis of Presentation:

The Company prepares it financial statements on the accrual basis of accounting for investment companies in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and cash equivalents:

The Company considers all highly liquid investments with original maturities of three months or less when acquired, to be cash equivalents. Substantially all cash and cash equivalents are maintained with one major U.S. financial institution. At times, cash balances may exceed the federally insured limits and this potentially subjects the Company to a concentration of credit risk. The Company has not experienced any losses in such accounts. As of December 31, 2017, the Company did not have any Cash Equivalents.

Note 2 - Significant accounting policies (continued):

Revenue recognition:

Fee revenue consists of a participation in management and incentive fees earned by the sponsor of an investment fund in which we were a distributor in 2009.

Earnings from our investment in a limited partnership is recognized based upon our allocable share as a limited partner of the partnership's income, gains and losses as reported by the general partner.

Allowance for doubtful accounts:

Periodically, the Company evaluates its accounts receivable and provides for an allowance for doubtful accounts equal to the estimated uncollectible accounts. Management determined that no allowance for doubtful accounts was necessary at December 31, 2017.

Property and Equipment:

Equipment, furniture and improvements are stated at cost. Depreciation is provided by the straight-line method over the estimated useful lives of equipment and furniture. Maintenance and repair costs are charged to expense as incurred; costs of major additions and betterments are capitalized.

Income taxes:

As a wholly-owned limited liability company, the Company is considered to be a disregarded entity and thus not subject to Federal, state and local taxes and does not file income tax returns in any jurisdiction. All items of income, expense, gains and losses are reportable by the member for tax purposes.

Note 2 - Significant accounting policies (continued):

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. The most significant estimate relates to the fair value of the investment in limited partnership. Accordingly, actual results could differ from those estimates.

Fair value measurement:

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Fair value is a market-based measurement that should be determined based on the assumptions market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). Valuation techniques used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with

Note 2 - Significant accounting policies (continued):

Fair value measurement (continued):

sufficient frequency and volume to provide information on an ongoing basis.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include the following:

a. Quoted prices for similar assets or liabilities in active markets
b. Quoted prices for identical or similar assets or liabilities in markets that are not active
c. Inputs other than quoted prices that are observable for the asset or liability
d. Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances, which might include the reporting entity's own data. However, market participant assumptions cannot be ignored and, accordingly, the reporting entity's own data used to develop unobservable inputs are adjusted if information is reasonably available

Note 2 - Significant accounting policies (continued):

Fair value measurement (continued):

without undue cost and effort that indicates that market participants would use different assumptions.

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

Note 3 - Investments – Limited Partnership Interest:

The Company's investments measured at fair value at December 31, 2017 have been categorized in the table below based upon the fair value hierarchy.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance, December 31, 2017
Private equity fund, at fair value	$ -	$ -	$ 268,198	$ 268,198
Totals	$ -	$ -	$ 268,198	$ 268,198

Note 3 - Investments – Limited Partnership Interest (continued):

In determining the fair value of the Company's investment that falls within Level 3 of the fair value hierarchy (which is comprised of an investment in a private equity fund), management utilized the fair value as reported by the underlying fund sponsor. The Equity Fund has an annual audit prepared by Independent auditors.

The changes in investments measured at fair value for which the Company has used Level 3 inputs to determine fair value are as follows:

Balance, December 31, 2016	$ 471,952
Contributions	5,850
Distributions	(172,086)
Unrealized loss	(37,518)
Balance, December 31, 2017	$ 268,198

Unrealized loss attributable to investments still held at December 31, 2017 is $37,518.

In determining fair value with regard to the Limited Partnership Interest, reliance was placed on a Statement of Changes in individual Partners Equity provided by the partnership sponsor with an unaudited valuation as of 12/31/17 which is compared to the Audited Fiscal Year report when received.

Note 4 - Property and equipment:

The equipment, furniture and improvements in the amount of $23,419 are fully depreciated at December 31, 2017. There was no depreciation or amortization expense recognized for the year.

Note 5 – Concentration of Risk:

Fee revenue from one entity represents 100% of the revenue earned during 2017.

Note 6 - Net capital requirements:

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the Company's ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The Company's minimum dollar net capital requirement is $5,000. As of December 31, 2017, the Company had net capital of $109,819, and the net capital ratio was 0.54 to 1.

Note 7 - Commitments:

Operating lease:

The Company sub-leases its operating facilities from an entity whose chairman is a member of the parent Company.

Rent expense amounted to approximately $6,500 for the year ended December 31, 2017.

The Company going forward will rent limited space at its current location on a month to month basis.

Note 8 – Recently Issued Accounting Pronouncements:

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are

Note 8 – Recently Issued Accounting Pronouncements (continued):

to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updated ("ASUs").

For the year ending December 31, 2017, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 9- Contingencies:

With regards to continued appeals litigation in the State of New Mexico ("NM") the Company represents that the previous settlement agreement reached is expected in 2018 to be upheld by the NM appeals court. The Company also represents that no additional liability will accrue to the Company beyond the agreed settlement amount which had been fully funded in prior years. No addition settlement or payments are expected in the remaining appealed case. Going forward the Company expects immaterial additional legal fees to finalize the case and standing settlement.

Note 10- Subsequent events:

The Company has performed an evaluation of subsequent events through March 28, 2018, the date the financial statements were available to be issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

EMERALD POINT CAPITAL, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2017

Total member's equity	$ 379,912
Deductions and/or charges:	
Nonallowable assets:	
Petty cash	50
Accounts receivable	1,125
Prepaid expenses	720
Investment in Limited Partnership	268,198
Total deductions	270,093
Net capital	$ 109,819
Computation of aggregate indebtedness:	
Accounts payable and accrued expenses	$ 59,591
Aggregate indebtedness - total liabilities	$ 59,591
Computation of basic net capital requirement:	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 5,000
Excess net capital	$ 104,819
Excess net capital at 1,000%	$ 103,860
Ratio of aggregate indebtedness to net capital	0.54 to 1

There is no material difference existing between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part IIA filing as of December 31, 2017.

BK Accountants CPAs, PLLC

45-22 43rd Avenue
Sunnyside, NY 11104
WWW.BKPARTNERSCPAS.COM
(718) 392 0240

Report of Independent Registered Public Accounting Firm

To the Member
Emerald Point Capital, LLC
New York, NY

We have reviewed management's statements, included in the accompanying Exemption Report from SEC Rule 15c3-3, (1) in which Emerald Point Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Emerald Point Capital, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3:(k)(2)(i) (exemption provision) and (2) Emerald Point Capital, LLC stated that Emerald Point Capital, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Emerald Point Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Emerald Point Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Act of 1934.

BK ACCOUNTANTS CPAS, PLLC

BK Accountants CPAs, PLLC

Sunnyside, New York
Date: March 28, 2018

Emerald Point Capital, LLC Exemption Report

Emerald Point Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).

(2) The Company had met the identified exemption provision under 17 C.F.R.§240.15c3-3(k)(2)(i) throughout the year ended December 31, 2017 without exception.

Emerald Point Capital, LLC

I, Dennis M. Quinn, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Dennis M. Quinn
Title: Chief Financial Officer
March 26, 2018

420 LEXINGTON AVENUE
SUITE 1718
NEW YORK, NY 10170
PHONE 212 342 7401
FAX 646 649 9952

BK accountants

BK Accountants CPAs, PLLC

45-22 43rd Avenue
Sunnyside, NY 11104
WWW.BKPARTNERSCPAS.COM
(718) 392 0240

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Member
Emerald Point Capital, LLC
New York, NY

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Emerald Point Capital, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Emerald Point Capital, LLC for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Emerald Point Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Emerald Point Capital, LLC's management is responsible for Emerald Point Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared to the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared to the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in the Form SIPC-7 for the year ended December 31, 2017, noting significant differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting significant differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BK ACCOUNTANTS CPAS, PLLC
BK Accountants CPAs, PLLC

Sunnyside, New York
Date: March 28, 2018

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended December 31, 2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Emerald Point Capital, LLC
420 Lexington Avenue Rm 1718
New York, NY 10170

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Rosemary Burns (212)792-6300

WORKING COPY

2. A. General Assessment (item 2e from page 2) $938
   B. Less payment made with SIPC-6 filed (**exclude interest**) (792)
   ______ Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 146
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $
   G. **PAYMENT: √ the box**
   Check mailed to P.O. Box ☐ Funds Wired ☐
   Total (must be same as F above) $146
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Emerald Point Capital, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28th day of March, 2018.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2017
and ending December 31, 2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$609,218
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	16,258
Total additions	16,258
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$625,476
2e. General Assessment @ .0015 Rate effective 1/1/2017	$938
	(to page 1, line 2.A.)